Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH
Tel: 0131 225 2552
www.standardlife.com

1 July 2008

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir or Madam

STANDARD LIFE PLC – INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B) UNDER THE U.S SECURITIES EXCHANGE ACT OF 1934
FILE #82-34998

Further to my previous letters, in accordance with Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended, and to maintain its exemption pursuant to Rule 12g3-2(b) of such Act, Standard Life plc (File #82-34998) is providing copies of announcements as per the attached list, which have been released to the London Stock Exchange since 21 April 2008.

I would appreciate a response to the questions in my previous letters with regard to the possibility of providing copies of these announcements electronically, the most appropriate timescales for providing copies of the announcements and the contact details for the person who deals with our File.

I look forward to hearing from you in due course.

Yours faithfully






08003641

Julie Durie
Group Secretarial Assistant
Group Secretariat

Tel: 0131 245 6772
Fax: 0131 245 5992
julie_durie@standardlife.com

Encls. Appendix A Exhibits 141 - 154



APPENDIX A COPIES OF RNS ANNOUNCEMENTS TO SEC File #82-34998

No.	Subject	Date of Announcement	Date Copied to SEC
141	Director/PDMR Shareholding	21/04/2008	01/07/2008
142	Annual Report and Accounts	22/04/2008	01/07/2008
143	IMS/Q1 2008 Trading Results	30/04/2008	01/07/2008
144	Total Voting Rights	30/04/2008	01/07/2008
145	Director/PDMR Shareholding	30/04/2008	01/07/2008
146	Director/PDMR Shareholding	02/05/2008	01/07/2008
147	Results of AGM	19/05/2008	01/07/2008
148	Presentation to Analysts and Investors	22/05/2008	01/07/2008
149	Total Voting Rights	30/05/2008	01/07/2008
150	Director/PDMR Shareholding	30/05/2008	01/07/2008
151	Annual Information Update	02/06/2008	01/07/2008
152	Director/PDMR Shareholding	10/06/2008	01/07/2008
153	Block Listing Interim Review	17/06/2008	01/07/2008
154	Total Voting Rights	30/06/2008	01/07/2008

Standard Life plc
("the Company")

Notification of Interests of Executive Directors and Other Persons Discharging Managerial Responsibilities ("PDMRs")

1. Long Term Incentive Plan

On 21 April 2008 the Company granted the following awards in the form of nil-cost options ("Awards") under the Standard Life Long Term Incentive Plan ("LTIP")

Name	Number of Shares under 2008 LTIP Award	Total number of Shares under LTIP Awards
Executive Directors		
Alexander Maxwell Crombie	615,011	1,506,306
Norman Keith Skeoch	141,614	309,345
David Thomas Nish	255,411	524,971

Other PDMRs		
Marcia Dominic Campbell	126,239	290,402
Joseph Iannicelli	120,253	240,890
Nathan Richard Parnaby	153,752	283,894

The LTIP

The Awards will vest on 21 April 2011, but only to the extent that certain performance criteria based on return on capital are satisfied by the Company over a three-year performance period which commenced on 1 January 2008. Further information is available in the Company's remuneration report for the year ended 31 December 2007. Once vested, an Award may be exercised in the 6 months thereafter. No consideration is payable on the grant or vesting of the Awards.

2. The Standard Life Share Plan

As eligible employees, all of the above also received 110 free shares on 21 April 2008 on the basis of the performance of the Company to 31 December 2007.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

21 April 2008

Enquiries:

Kenneth Gilmour, Group Secretariat, 0131 245 0751
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

Standard Life plc

("the Company")

The Company announces that, pursuant to Listing Rule 9.6.1R, two copies of the following documents have been submitted to the Financial Services Authority:

- Annual Report and Accounts for the year ended 31 December 2007

- AGM Guide (including Notice of Meeting)

- Example of Voting Form for Certificated Shareholders

- Example of Voting Form for Shareholders in the Standard Life Share Account

- Shareholder News

These documents will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility at:

25 The North Colonnade

Canary Wharf

London

E14 5HS

Telephone 020 7066 1000

At the Company's Annual General Meeting due to be held on 19 May 2008, it is proposed that the Company adopts new Articles of Association. A summary of the proposed principal changes is set out on pages 18 to 20 of the AGM Guide. A copy of the proposed new Articles of Association of the Company showing all the proposed changes to the existing Articles of Association will also be available for inspection during normal business hours from Monday to Friday (except public holidays) at both Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH and at the offices of the Company's solicitors, Slaughter and May, One Bunhill Row, London EC1Y 8YY. Two copies of the draft Articles of Association of the Company showing the amendments to be proposed at the Annual General Meeting have also been lodged with the FSA. The Annual Report and Accounts, Shareholder News, and the AGM Guide are available on the Standard Life plc website at www.standardlife.com

22 April 2008

Enquiries:

Kenneth Gilmour, Group Secretariat 0131 245 0751

END

Standard Life group

Press release

STANDARD LIFE

Standard Life plc

Interim Management Statement – three months to 31 March 2008
30 April 2008

Net flows

- **Worldwide life and pensions net inflows up 31% to £986m[1].**
- **UK life and pensions net inflows up 42% to £826m.**
- **Worldwide investment net inflows up 1% to £2,295m.**

New business sales

- **Worldwide life and pensions sales up 8% to £4,477m.**
- **UK life and pensions sales up 6% to £3,516m.**

Other developments

- **£6.7bn of UK immediate annuity liabilities reinsured.**
- **Global Liquidity Funds* restructured, with an expected net cash cost of £17m after tax.**

Group Chief Executive Sandy Crombie said:

"We have delivered a solid performance in the first quarter against a backdrop of economic uncertainty and volatile markets.

"In the UK, we've seen robust performance against a strong comparative period. Net flows and sales both increased and we successfully reinsured £6.7bn of annuities to reduce the longevity risk borne by our shareholders. The strength of our balance sheet has also enabled us to approve the restructuring of one of the Global Liquidity sub-funds, providing support to our customers and limiting shareholders' exposure. Investment management net inflows have been resilient largely reflecting our strengths in the institutional market. We had a good start to the year in Canada following the repositioning of the business in 2007 while our joint venture operations in India and China continue on a strong growth path.

"While market conditions ahead appear challenging, particularly in the UK, we remain confident in our ability to outperform in the profitable segments in which we operate."

Unless otherwise stated, all comparisons are in sterling, all sales figures are on a PVNBP basis and all comparators are with the first three months of 2007. * "Global Liquidity Funds" refers to Standard Life Investments (Global Liquidity Funds) plc.

www.standardlife.com

Standard Life plc, registered in Scotland (SC286832), Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH. 0131 225 2552.
Calls may be recorded/monitored.
Standard Life group includes Standard Life plc and its subsidiaries.

Net flows

As Standard Life is an asset managing business, net flows are a key driver of shareholder value. Consistent with this focus, we are introducing new disclosure in respect of life and pensions net flows. This enhanced disclosure increases transparency and will assist investors in gaining a clearer understanding of the performance of our business. Total net flows across our UK, European and Canadian life and pensions operations have strengthened by 31% to £986m.

UK life and pensions net flows have been resilient in the face of challenging market conditions, increasing by 42% to £826m during the first quarter. Within this total, net pensions flows excluding volatile institutional TIP flows were £603m (2007: £367m), the overall improvement being driven by reduced claims. Net savings and investments inflows amounted to £198m (2007: net outflow of £66m) reflecting higher gross inflows. Claims levels across our pensions and with profits portfolios continue to trend downwards and are now within our strengthened long-term assumptions. Claims levels of unit-linked bonds, driven by market volatility and recent CGT changes, are consistent with the short-term lapse provision set up at the year-end.

In Europe, net flows strengthened by 15% to £147m, due to higher net inflows within our German operations. Canadian net flows reflect the continuation of scheduled payments made in respect of legacy annuity products, which have been less actively marketed since the repositioning of the business in 2005, and reduced to £13m from £43m.

Standard Life Investments' worldwide investment net inflows increased by 1% to a record level of £2,295m during the quarter. Net investment inflows for Institutional business, which accounts for around 80% of our third party funds under management, increased by 20%. This reflects further mandate wins including a significant mandate in the UK, the majority of whose assets transitioned during the quarter. As expected, and in line with the industry, net flows in respect of third party retail Mutual Funds were significantly lower than the prior year.

UK Financial Services

Sales within our UK financial services division increased in the first quarter with total life and pensions sales up by 6% to £3,516m, driven by a 43% increase in savings and investment sales. Pension sales were 2% lower than a strong prior year comparator. Gross mortgage lending decreased by 46% to £407m (2007: £748m) whilst healthcare sales, on an APE basis, increased by 60% to £8m (2007: £5m).

Individual SIPP funds under administration increased by 6% to £8.1bn[2] (31 December 2007: £7.7bn), the impact of net inflows of £845m (2007: £1,020m) being partly offset by a market-driven reduction in underlying asset values. During the quarter SIPP customer numbers increased by 12% to 52,600 (31 December 2007: 46,900) with average case sizes across our SIPP portfolio reducing to £154,000 at the end of the quarter (31 December 2007: £164,000).

Individual SIPP sales of £1,059m were 14% lower than a very strong prior year period that was significantly enhanced by heightened activity post A-day. This is largely due to the impact of market movements on average incoming transfer values, which continue to represent the majority of total SIPP sales. Recent sales figures reflect the emergence of a more mature and seasonal market, with sales levels achieved in the first quarter representing growth of 10% compared to the fourth quarter of 2007.

Group Pensions sales increased by 48% to £896m, reflecting strong levels of new and incremental business and a large scheme (£224m) won during the quarter. Group SIPP volumes increased by 34% compared to the prior year and accounted for 24% of total Group Pensions sales (2007: 27%). At 31 March 2008, UK Group Pensions funds under management had reduced marginally to £14.9bn (31 December 2007: £15.0bn), the strong growth in new business volumes being offset by negative market movements.

Savings and Investments sales increased by 43% to £918m. This was largely driven by sales of Investment Bonds, which increased by 22% to £652m, due to capital-lite volumes secured through bulk deals with large institutional distributors at lower margins. The continued popularity of our retail portfolio bond has been reflected in the strong performance of our Offshore Bonds, with sales increasing to £118m, or five times the level of the prior year.

At 31 March 2008, funds under administration on Standard Life's Wrap platform had increased by 16% to £1.3bn (31 December 2007: £1.1bn). At the end of the quarter there were 234 IFA firms using the platform (31 December 2007: 209 firms) and 10,400 customers (31 December 2007: 8,100 customers) with an average fund size of £121,000 (31 December 2007: £133,000).

The sharp decrease in gross mortgage lending has been driven by a number of strategic measures in line with those of many mortgage lenders. These have been implemented to drive profitability in response to difficult credit market conditions. At 31 March 2008 mortgages under management stood at £11.0bn (31 December 2007: £11.3bn), with an arrears rate across our mortgage portfolio of 0.22%, which compared favourably to the Council of Mortgage Lenders industry average of 1.20%.

Savings balances in our banking operations continue to increase with total savings balances at 31 March 2008 of £4.7bn (31 December 2007: £4.6bn). This total includes combined SIPP and Wrap balances of £852m (31 December 2007: £629m).

Europe

Life and pensions sales in Europe were 24% lower than the prior year in constant currency. In Ireland, sales of £94m were 35% lower than the prior year in constant currency, reflecting the difficult market conditions in the Irish market. Sales in Germany of £121m were 11% lower in constant currency and were affected by recent changes in insurance contract regulations, which have impacted the sales process across the German life and pensions industry.

Canada

Sales generated by our Canadian operations increased by 9% in constant currency to £556m despite the impact of weak equity markets. Sales of Group Savings and Retirement products benefited from a number of mid-size mandates secured in the quarter whilst growth in Group Insurance sales reflected our continued success in the disability insurance segment.

Asia Pacific

Combined sales from our joint ventures in India and China and our Hong Kong operations increased by 31% in constant currency on a PVNBP basis and by 84% on an APE basis despite volatile market conditions[3]. In India, sales increased by 23% in constant currency on a PVNBP basis and by 80% on an APE basis. Standard Life's share of these sales was £166m (2007: £78m). The number of financial consultants appointed by the joint venture has increased to approximately 145,000 (31 December 2007: 132,000). In China, sales volumes increased by 131% in constant currency on a PVNBP basis and by 147% on an APE basis, reflecting strong growth in group products and in bank distribution, as well as continued business expansion in major cities within existing provinces. Standard Life's share of these sales was £19m (2007: £8m).

Standard Life Investments

Third party funds under management increased by 1% during the quarter to £48.2bn (31 December 2007: £47.7bn), the strong net inflows of £2,295m being largely offset by a market-driven reduction in asset values. Total funds under management decreased by 6% during the quarter and predominantly reflects the annuity reinsurance transaction entered into in February 2008 which reduced funds under management by £6.7bn. Excluding the impact of this reinsurance transaction, total funds under management reduced by 2% during the quarter compared to a fall of 11% in the FTSE All Share index.

Investment performance has been steady with 18 of the 23 pooled pension funds outperforming their respective peer groups during the twelve months to 31 March 2008. The strength of performance across a range of Mutual Funds is demonstrated by the high proportion of eligible funds, (18 out of 23), rated 'A' or above by Standard & Poor's. Money weighted average investment performance over 3 and 5 year periods continues to be top quartile and remains a key driver of our strong institutional sales and pipeline.

Other developments

Reinsurance of UK Immediate Annuity Liabilities

As previously announced, in February 2008 Standard Life reinsured £6.7bn of UK immediate annuity liabilities, more than half of its total £12bn, to Canada Life International Re, a wholly owned subsidiary of Great-West Lifeco.

This transaction, which is believed to be the largest of its kind in the UK, followed a full analysis of the strategic options for the annuity book. It has significantly reduced the longevity risk borne by shareholders and has generated an expected one-off positive impact on embedded value operating profit before tax of at least £100m, based on existing EEV methodology. It has released cash from reserves and reduced capital requirements. The transaction has also benefited policyholders as there has been an enhancement to the Heritage With Profits Fund estate and a reduction in its exposure to risk.

In addition to the financial benefits, reducing the shareholders' longevity exposure has provided greater capacity to broaden the Group's innovative product range and take advantage of the profitable opportunities available.

Standard Life plc, registered in Scotland (SC286832), Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH. 0131 225 2552.
Calls may be recorded/monitored.
Standard Life group includes Standard Life plc and its subsidiaries.

Restructuring of the Global Liquidity Funds

As reported in the 2007 preliminary results, a provision of £10m had been established for a guarantee provided by Standard Life to an associate. This guarantee was provided to Standard Life Investments (Global Liquidity Funds) plc, to maintain the pricing structure for the investors in two of its sub-funds.

Following the continued deterioration in liquidity conditions, the principal sub-fund covered by the guarantee has been restructured, changing its pricing structure to a mark-to-market basis and removing the guarantee. As a result of the restructuring, Standard Life has substituted an indirect exposure to the underlying assets of the fund with a direct investment representing £565m[4,5] of highly rated asset backed securities with an average duration of 2.9 years. In addition, Standard Life has substituted £455m[4,5] of investment in corporate bonds, used to back subordinated debt, with an investment in a portfolio of more highly rated and higher yielding asset backed securities acquired from the fund with an average duration of 3.2 years. These assets will be held to maturity, with expected mark–to-market benefits. Full details of these assets are provided in Note 4 to Editors. The restructuring provides continuing investment opportunities and support to customers and limits shareholders' exposure.

The expected net of tax impact on the Group's first half 2008 profits on both an EEV and IFRS basis as at 28 April 2008 is a reduction of £37m[5]. The expected net cash cost is £17m[5] after tax. There has been no material change in Standard Life's total investment (including third party funds) in asset backed securities since 31 December 2007. A residual guarantee, for a maximum of £5m, has been provided in relation to the other sub-fund covered by the original guarantee.

Standard Life group outlook

In the UK, the market outlook for sales of investment products is challenging due to market volatility and the impact of the CGT changes on bonds. Whilst pensions business overall is less directly sensitive to investment conditions, reduced market values depress incoming transfer values to SIPPs and Group schemes. Against this backdrop, we remain confident in our ability to outperform the market in the profitable segments in which we operate.

We expect to deliver growth in Canada due to the rebuilding of our retail sales and distribution capabilities. In addition, we expect further strong growth in our Asia Pacific joint ventures. This will be driven by the development of distribution, continued recruitment of agents and extension of reach through new branches, penetration of existing markets and continued product development. In contrast, market conditions in Europe continue to be

challenging and, until confidence is restored in investment markets, we expect sales growth to be significantly slower than 2007.

The outlook for Standard Life Investments remains positive with a significant pipeline of new institutional business expected to underpin resilient third party inflows and continued growth in third party assets under management.

For further information please contact:

Institutional Equity Investors:

Gordon Aitken	0131 245 6799
Duncan Heath	0131 245 4742
Paul De'Ath	0131 245 9893

Retail Equity Investors:

Computershare	0845 113 0045

Media:

Barry Cameron	0131 245 6165 / 07712 486 463
Neil Bennett (Maitland)	020 7379 5151 / 07900 000 777

Debt Investors:

Andy Townsend	0131 245 7260

Notes to Editors

1. Worldwide life and pensions net inflows do not include net inflows in respect of our Asia Pacific joint ventures.

2. Analysis of Individual SIPP funds under administration.

	31 Mar 2008	31 Dec 2007	Change	
	£m	£m	£m	%
Insured Standard Life Funds	2,787	2,752	35	1
Insured External Funds	1,619	1,671	(52)	(3)
Collectives – Standard Life Investments	856	834	22	3
Collectives – Funds Network	621	603	18	3
Cash	645	484	161	33
Non Cash and Non Collectives	1,575	1,332	243	18
Total	**8,103**	**7,676**	**427**	**6**
Insured	4,406	4,423	(17)	(0)
Non-insured	3,697	3,253	444	14
Total	**8,103**	**7,676**	**427**	**6**

Of the £8.1bn funds under administration at 31 March 2008, £0.5bn relate to funds on the Wrap platform.

3. The growth percentages quoted for India, Asia Pacific life and pensions and Total worldwide life and pensions reflect the growth in sales in HDFC Standard Life Insurance Limited, rather than the growth in Standard Life's share of the joint venture. Sales quoted reflect Standard Life's share of the joint venture.

Standard Life plc, registered in Scotland (SC286832), Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH. 0131 225 2552.
Calls may be recorded/monitored.
Standard Life group includes Standard Life plc and its subsidiaries.

4. Assets transferred to a direct holding of the Group.

	Aaa	Aa	A	<A	Total
	£m	£m	£m	£m	£m
ABCP	-	-	-	-	-
Auto ABS	-	-	-	-	-
CMBS	199	-	-	-	199
Credit Card ABS	53	-	-	-	53
RMBS	677	13	-	-	690
US Sub-Prime RMBS	-	-	-	-	-
SIV	30	-	20	11	61
WhCo	-	-	-	-	-
CDO	-	-	-	-	-
CSO	-	-	-	-	-
CLO	-	-	-	-	-
Other ABS	17	-	-	-	17
Total	**976**	**13**	**20**	**11**	**1,020**
% of total	**96%**	**1%**	**2%**	**1%**	**100%**

Based on market values as at 28 April 2008

5. Numbers based on prices available as at 28 April 2008, the latest practicable date prior to the publication of this statement. Final numbers will reflect prices as at 29 April 2008.

6. There will be a conference call today for newswires and online publications at 8.00am hosted by David Nish, Group Finance Director and Keith Skeoch, Chief Executive of Standard Life Investments. Dial in telephone number +44 (0)20 7162 0025. Callers should quote Standard Life Media Call.

7. There will be a conference call today for investors and analysts at 9.30am hosted by David Nish, Group Finance Director and Keith Skeoch, Chief Executive of Standard Life Investments. Dial in telephone number +44 (0)20 7162 0125. Callers should quote Standard Life Conference Call. A recording of this call will be available for replay for one week by dialing +44 (0)20 7031 4064 (access code 792684).

Insurance Operations Net Flows (Regulatory Basis)
3 month period ended 31 March 2008

	Gross inflows 3 months to 31 March 2008 £m	Redemptions 3 months to 31 March 2008 £m	Net inflows 3 months to 31 March 2008 £m	Gross inflows 3 months to 31 March 2007 £m	Redemptions 3 months to 31 March 2007 £m	Net inflows 3 months to 31 March 2007 £m
UK						
Insured Pensions - Institutional	390	(365)	25	545	(265)	280
Insured Pensions - Other	1,647	(1,481)	166	1,756	(1,736)	20
Non-insured Pensions (a)	510	(73)	437	384	(37)	347
Total Pensions	2,547	(1,919)	628	2,685	(2,038)	647
Life Products	853	(925)	(72)	737	(911)	(174)
Offshore Bonds	144	(7)	137	29	(2)	27
Mutual Funds (b)	137	(4)	133	81	-	81
Total Savings and Investments	1,134	(936)	198	847	(913)	(66)
UK life and pensions	**3,681**	**(2,855)**	**826**	**3,532**	**(2,951)**	**581**
Europe						
Ireland	97	(109)	(12)	120	(130)	(10)
Germany	174	(15)	159	147	(9)	138
Europe life and pensions	**271**	**(124)**	**147**	**267**	**(139)**	**128**
Canada						
Group Savings and Retirement	309	(315)	(6)	331	(316)	15
Individual Insurance, Savings and Retirement	127	(161)	(34)	110	(142)	(32)
Group Insurance	75	(44)	31	60	(36)	24
Mutual Funds (b)	75	(53)	22	83	(47)	36
Canada life and pensions	**586**	**(573)**	**13**	**584**	**(541)**	**43**
Total worldwide life and pensions excluding Asia Pacific	**4,538**	**(3,552)**	**986**	**4,383**	**(3,631)**	**752**

(a) The non-insurance element of SIPP is also included within UK Mutual Fund net flows in the third party Investment Operations figures.
(b) Net flows are also included within Mutual Fund net flows in the third party Investment Operations figures.
(c) Net flows for overseas operations are calculated using average exchange rates. The principal average exchange rates for the three months to 31 March 2008 were £1: C$1.99 (2007: £1: C$2.29) and £1: €1.32 (2007: £1: €1.49).

STANDARD LIFE

Insurance Operations New Business
3 month period ended 31 March 2008

	Single Premiums		New Regular Premiums		PVNBP				APE			
	3 months to 31 March 2008	3 months to 31 March 2007	3 months to 31 March 2008	3 months to 31 March 2007	3 months to 31 March 2008	3 months to 31 March 2007	% Change (f)	% Change in constant currency (f) (g)	3 months to 31 March 2008	3 months to 31 March 2007	% Change (f)	% Change in constant currency (f) (g)
	£m	£m	£m	£m	£m	£m			£m	£m		
UK												
Insured SIPP & Drawdown	424	702	10	17	473	786	(40%)	(40%)	52	87	(40%)	(40%)
Non-insured SIPP (a)	531	418	12	6	586	447	31%	31%	65	49	33%	33%
Individual SIPP	955	1,120	22	23	1,059	1,233	(14%)	(14%)	117	136	(14%)	(14%)
Individual Pensions (b)	127	142	9	9	159	180	(12%)	(12%)	22	23	(4%)	(4%)
Group Pensions (b)	384	237	142	99	896	606	48%	48%	181	122	48%	48%
Institutional Pensions	360	509	-	-	360	509	(29%)	(29%)	36	51	(29%)	(29%)
Pensions	1,826	2,008	173	131	2,474	2,528	(2%)	(2%)	356	332	7%	7%
Investment Bonds	652	534	-	-	652	534	22%	22%	65	54	22%	22%
Offshore Bonds	118	24	-	-	118	24	392%	392%	12	2	392%	392%
Mutual Funds (c)	137	81	2	-	148	84	76%	76%	15	9	67%	67%
Savings and Investments	907	639	2	-	918	642	43%	43%	92	65	42%	42%
Annuities	120	128	-	-	120	128	(6%)	(6%)	12	13	(6%)	(6%)
Protection	-	-	1	1	4	6	(33%)	(33%)	1	1	-	-
UK life and pensions	2,853	2,775	176	132	3,516	3,304	6%	6%	461	411	12%	12%
Europe												
Ireland	74	101	4	7	94	128	(27%)	(35%)	12	17	(29%)	(40%)
Germany	12	14	11	10	121	121	-	(11%)	12	11	9%	(9%)
Europe life and pensions	86	115	15	17	215	249	(14%)	(24%)	24	28	(14%)	(27%)
Canada												
Group Savings and Retirement	77	139	18	6	312	234	33%	16%	25	20	25%	9%
Individual Insurance, Savings and Retirement	100	84	-	1	105	90	17%	1%	10	9	11%	-
Group Insurance (d)	-	-	9	5	64	35	83%	61%	9	5	80%	55%
Mutual Funds (c)	75	83	-	-	75	83	(10%)	(21%)	8	8	-	(21%)
Canada life and pensions	252	306	27	12	556	442	26%	9%	52	42	24%	6%
Asia Pacific												
India (e)	8	3	33	11	166	78	34% (h)	23% (h)	34	11	97% (h)	80% (h)
China (e)	15	5	1	1	19	8	138%	131%	2	1	100%	147%
Hong Kong	4	-	-	-	5	1	400%	294%	1	-	-	200%
Asia Pacific life and pensions	27	8	34	12	190	87	43% (h)	31% (h)	37	12	95% (h)	84% (h)
Total worldwide life and pensions	3,218	3,204	252	173	4,477	4,082	8% (h)	6% (h)	574	493	15% (h)	12% (h)

(a) Non-insurance element of SIPP is also included within UK Mutual Fund cash inflows in the Investment Operations figures.
(b) Single premiums include Department of Work and Pensions rebate premiums of £9m (2007: £18m), comprising Individual Pension rebates of £5m (2007: £10m) and Group Pensions rebates of £4m (2007: £8m).
(c) 3 months ended 31 March 2007 have been re-stated to include certain Mutual Funds. The Mutual Funds new business sales are also included within Mutual Fund cash inflows in the Investment Operations figures.
(d) Canada Group Insurance includes £1.9m of new regular premiums in respect of Consultaction policies, representing the comparable full premium for £0.2m of new annualised fee income.
(e) Standard Life's share of the Joint Venture Company's New Business except as noted in (h) below.
(f) % change is calculated on the figures rounded to millions.
(g) Calculated using constant rates of exchange.
(h) Calculated based on the percentage movement in the new business of HDFC Standard Life Insurance Company Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2007.
(i) New business gross sales for overseas operations are calculated using average exchange rates. The principal average exchange rates for the three months to 31 March 2008 were £1: C$1.99 (2007: £1: C$2.29) and £1: €1.32 (2007: £1: €1.49).

Investment Operations
3 month period ended 31 March 2008

		Opening FUM 01/01/2008 £m	Gross Inflows £m		Redemptions £m	Net Inflows £m	Market & other movements (h) £m	Net movement in FUM £m	Closing FUM 31/03/2008 £m
UK	Mutual Funds (a)	6,020	293	(b)	(272)	21	(548)	(527)	5,493
	Private Equity	2,597	118		-	118	170	288	2,885
	Segregated Funds	10,724	2,054		(90)	1,964	(172)	1,792	12,516
	Pooled Property Funds	589	26		-	26	(9)	17	606
	Triple A	6,082	78	(c)	-	78	(183)	(105)	5,977
Total UK		**26,012**	**2,569**		**(362)**	**2,207**	**(742)**	**1,465**	**27,477**
Canada	Mutual Funds (a)	1,540	75	(d)	(53)	22	(134)	(112)	1,428
	Separate Mandates (e)	1,660	61		(58)	3	(78)	(75)	1,585
Total Canada		**3,200**	**136**		**(111)**	**25**	**(212)**	**(187)**	**3,013**
International	Europe	83	9		(10)	(1)	(3)	(4)	79
	Asia (excluding India)	124	1		(25)	(24)	(10)	(34)	90
	India	2,476	88	(f)	-	88	(246)	(158)	2,318
Total International		**2,683**	**98**		**(35)**	**63**	**(259)**	**(196)**	**2,487**
Total worldwide investment products		**31,895**	**2,803**		**(508)**	**2,295**	**(1,213)**	**1,082**	**32,977**

Total third party funds under management comprise the investment business noted above together with third party insurance contracts. New Business relating to third party insurance contracts is disclosed as insurance business for reporting purposes.
An analysis of total third party funds under management is shown below.

	Opening FUM 01/01/2008 £m	Gross Inflows £m	Redemptions £m	Net Inflows £m	Market & other movements £m	Net movement in FUM £m	Closing FUM 31/03/2008 £m	
Third Party Investment Products	31,895	2,803	(508)	2,295	(1,213)	1,082	32,977	
Third Party Insurance Contracts (new business classified as insurance products)	15,805	660	(516)	144	(764)	(620)	15,185	
Total third party funds under management	**47,700**	**3,463**	**(1,024)**	**2,439**	**(1,977)**	**462**	**48,162**	
Standard Life Investments - total funds under management	**143,396**						**134,422**	(g)

(a) Included within Mutual Funds are cash inflows which have also been reflected in UK and Canada Mutual Fund new business sales.
(b) In the 3 months to 31 March 2007 UK Mutual Funds gross inflows were £735m and net inflows were £587m.
(c) Due to the nature of the Triple A fund the inflows shown are calculated using average net client balances. Other movements are derived as the difference between these average net inflows and the movement in the opening and closing FUM
(d) In the 3 months to 31 March 2007 Canadian Mutual Funds gross inflows were £83m and net inflows were £43m.
(e) Separate Mandates refers to investment funds products sold in Canada exclusively to institutional customers. These products contain no insurance risk and consist primarily of defined benefit pension plan assets for which SLI exclusively provides portfolio advisory services.
(f) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown as the net of sales less redemptions.
(g) Closing FUM reflect the transfer out of £6.7bn of FUM in relation to UK immediate annuity liabilities to Canada Life International Re, reflecting the reinsurance agreement disclosed in the press release dated 14 February 2008.
(h) Funds denominated in foreign currencies have been translated to sterling using the closing exchange rates at 31 March 2008. Investment fund flows are translated at average exchange rates. Gains and losses arising from the translation of funds denominated in foreign currencies are included in the Market and other movements column. The principal closing exchange rates used as at 31 March 2008 were £1: C$2.04 (31 December 2007: £1: C$1.96) and £1: €1.25 (31 December 2007 £1: €1.36). The principal average exchange rates for the three months to 31 March 2008 were £1: C$1.99 (2007: £1: C$2.29) and £1: €1.32 (2007: £1: €1.49).

Insurance Operations New Business
15 month period ended 31 March 2008

	Present Value of New Business Premiums (PVNBP)				
	3 months to 31 March 2008 £m	3 months to 31 December 2007 (a) £m	3 months to 30 September 2007 £m	3 months to 30 June 2007 £m	3 months to 31 March 2007 £m
UK					
Insured SIPP & Drawdown	473	489	624	812	786
Non-insured SIPP	586	470	397	511	447
Individual SIPP	1,059	959	1,021	1,323	1,233
Individual Pensions	159	106	180	300	180
Group Pensions	896	731	543	937	606
Institutional Pensions	360	544	489	473	509
Pensions	**2,474**	**2,340**	**2,233**	**3,033**	**2,528**
Investment Bonds	652	336	449	505	534
Offshore Bonds	118	116	84	60	24
Mutual Funds	148	158	163	159	84
Savings and Investments	**918**	**610**	**696**	**724**	**642**
Annuities	**120**	**113**	**124**	**129**	**128**
Protection	**4**	**5**	**6**	**7**	**6**
UK life and pensions	**3,516**	**3,068**	**3,059**	**3,893**	**3,304**
Europe					
Ireland	94	103	101	125	128
Germany	121	305	157	139	121
Europe life and pensions	**215**	**408**	**258**	**264**	**249**
Canada					
Group Savings and Retirement	312	357	142	105	234
Individual Insurance, Savings and Retirement	105	95	90	82	90
Group Insurance	64	63	34	43	35
Mutual Funds	75	70	65	66	83
Canada life and pensions	**556**	**585**	**331**	**296**	**442**
Asia Pacific					
India (b)	166	40	45	24	78
China (b)	19	22	14	11	8
Hong Kong	5	11	9	3	1
Asia Pacific life and pensions	**190**	**73**	**68**	**38**	**87**
Total worldwide life and pensions	**4,477**	**4,134**	**3,716**	**4,491**	**4,082**

(a) The PVNBP sales for the 3 months to December 2007 are different from those published in the full year 2007 new business press release issued on 30 January 2008 as they incorporate year end non-economic assumption changes calculated and published in the Preliminary Results 2007 on 12 March 2008.
(b) Standard Life's share of the Joint Venture Company's New Business.

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,177,424,172 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,177,424,172.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

30 April 2008

Enquiries:

Kenneth Gilmour, Group Secretariat 0131 245 0751

Gordon Aitken, Investor Relations 0131 245 6799

Barry Cameron, Media Relations 0131 245 6165

END

Standard Life plc

Standard Life plc was advised today by Computershare Investor Services plc that, on 25 April 2008, the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Directors		
Norman Keith Skeoch	49	£2.54 - UK
David Thomas Nish	50	£2.54 - UK
Other PDMRs		
Marcia Dominic Campbell	49	£2.54 - UK
Nathan Richard Parnaby	49	£2.54 - UK
Joseph Iannicelli	49	C$5.11 - Canada

Each individual also received from the Company 9 free shares (except Mr Iannicelli who received the right to acquire 9 matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

30 April 2008

Enquiries:

Kenneth Gilmour, Group Secretariat, 0131 245 0751
Barry Cameron, Media Relations, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer STANDARD LIFE PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i)
3.	Name of person discharging managerial responsibilities/director MARGARET JOSEPHINE MCDONAGH (Baroness)	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person DIRECTOR NAMED IN 3
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 IN RESPECT OF HOLDING OF PERSON NAMED IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF £0.10
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MARGARET JOSEPHINE MCDONAGH (Baroness)	8.	State the nature of the transaction ACQUISITION OF ORDINARY SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired 2,000	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000092%
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13.	Price per share or value of transaction £2.5775	14.	Date and place of transaction 2 MAY 2008, LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 2,000 (0.000092%)	16.	Date issuer informed of transaction 2 MAY 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification

KENNETH GILMOUR

Date of notification

2 MAY 2008

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Standard Life plc

Results of Annual General Meeting

The Board of Standard Life plc is pleased to announce that all the resolutions put to its Annual General Meeting earlier today were duly passed. The results of the polls are as follows:

	For	Against	Votes Withheld
Resolution 1: To receive the 2007 Annual Report and Accounts	624,040,085	2,300,958	703,686
Resolution 2: To approve the Directors' Remuneration Report	603,619,154	20,950,924	2,459,770
Resolution 3: To declare a final dividend for 2007	626,491,112	314,570	245,628
Resolution 4: To reappoint PricewaterhouseCoopers LLP as auditors	615,443,069	3,294,312	8,292,231
Resolution 5: To authorise the Directors to set the auditors' fees	622,770,505	3,306,404	968,124
Resolution 6A: To re-elect Lord Blackwell as a Director	619,706,106	5,509,397	1,805,273
Resolution 6B: To re-elect Mr Keith Skeoch as a Director	620,621,893	4,595,551	1,825,257
Resolution 7: To elect Mr Colin Buchan as a Director	619,877,908	4,049,321	2,010,603
Resolution 8: To authorise the Directors to issue further shares	616,453,064	9,143,793	1,427,539
Resolution 9 (Special Resolution): To disapply share pre-emption rights	617,373,408	6,272,739	3,387,638
Resolution 10 (Special Resolution): To give authority for the Company to buy back shares	622,205,287	3,552,739	1,211,623
Resolution 11: To provide limited authority to make political donations and to incur political expenditure	599,172,984	24,783,557	2,998,683

Resolution 12 (Special Resolution): To adopt new articles of association	619,551,088	4,458,403	3,035,742

The total number of shares in issue is 2,177,426,803 ordinary shares of 10 pence each.

Votes withheld are not a vote in law, and have not been counted in the calculation of the votes for and against each resolution.

The Board confirms that, as previously announced, Hugh Stevenson retired from the Board at the conclusion of the AGM and Lord Blackwell was appointed Senior Independent Director.

Copies of all resolutions are available for inspection in the AGM Guide previously submitted to the Financial Services Authority at their Document Viewing Facility at:

25 The North Colonnade

Canary Wharf

London

E14 5HS

The AGM Guide and the Voting Results are also available on the Standard Life plc website at www.standardlife.com

19 May 2008

Enquiries:

Julie Durie, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Barry Cameron, Media Relations 0131 245 6165

END

Standard Life plc

Presentation to Analysts and Investors

The Asset Managing Opportunity

22 May 2008

Standard Life plc is hosting a presentation for analysts and investors on 'The Asset Managing Opportunity' at 10.00am (UK time) today, 22 May 2008, at Standard Life House, 30 Lothian Road, Edinburgh, EH1 2DH.

The presentation slides will be available on the Standard Life website www.standardlife.com at 10.00am (UK time).

For further information please contact:

Institutional Investors:

Gordon Aitken	0131 245 6799
Duncan Heath	0131 245 4742
Paul De'Ath	0131 245 9893

Media:

Barry Cameron	0131 245 6165 / 07712 486 463

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,177,474,581 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,177,474,581.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

30 May 2008

Enquiries:

Julie Durie, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Barry Cameron, Media Relations 0131 245 6165

END

Standard Life plc

Standard Life plc was advised today by Computershare Investor Services plc that, on 27 May 2008, the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Directors		
Norman Keith Skeoch	52	£2.38 - UK
David Thomas Nish	52	£2.38 - UK
Other PDMRs		
Marcia Dominic Campbell	52	£2.38 - UK
Nathan Richard Parnaby	52	£2.38 - UK
Joseph Iannicelli	53	C$4.72 - Canada

Each individual also received from the Company 10 free shares (except Mr Iannicelli who received the right to acquire 10 matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

30 May 2008

Enquiries:

Julie Durie, Group Secretariat, 0131 245 6772
Barry Cameron, Media Relations, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Standard Life plc

Annual Information Update

In accordance with Prospectus Rule 5.2, Standard Life plc ("the Company") provides an Annual Information Update ("the Update") referring to information published or made available to the public during the period from 18 August 2007 to 31 May 2008 inclusive in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The information referred to in this Update was up-to-date at the time of publication; however, it may have since become out of date as a result of changing circumstances.

Announcements made via a Regulatory Information Service

The following announcements have been made via RNS, a Regulatory Information Service, during the period. Details of all announcements made by the Company via RNS can be found on the Market News section of the London Stock Exchange website at http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/ using the code SL. or on the Investors section of the Company's website at http://ukgroup.standardlife.com/html/investors/investors.html

Copies of announcements have also been submitted to the Securities and Exchange Commission ("SEC") pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act 1934.

Date	Announcement
20/08/07	Annual Information Update
29/08/07	Private Equity Business
29/08/07	Director/PDMR Shareholding
31/08/07	Total Voting Rights
04/09/07	Interim Results
19/09/07	Statement re Resolution plc
19/09/07	Rule 2.10 Announcement
25/09/07	Rule 2.10 Announcement
28/09/07	Director/PDMR Shareholding
28/09/07	Total Voting Rights
02/10/07	Rule 2.10 Announcement
09/10/07	Disposal
09/10/07	Rule 2.10 Announcement
15/10/07	Statement re Swiss Re
17/10/07	Rule 2.10 Announcement
22/10/07	Holdings in Company
23/10/07	Block Listing
23/10/07	Rule 2.10 Announcement
23/10/07	Statement re Resolution plc
25/10/07	Statement re Possible Offer
25/10/07	Rule 2.10 Announcement
26/10/07	Offer for Resolution plc

26/10/07	New Business Results
26/10/07	Offer Update
29/10/07	Offer Update
29/10/07	Offer Update
29/10/07	Director/PDMR Shareholding
31/10/07	Rule 2.10 Announcement
31/10/07	Total Voting Rights
01/11/07	Response to Pearl's Statement
02/11/07	Statement re Merger Benefits
06/11/07	Rule 2.10 Announcement
12/11/07	Offer Update
13/11/07	Rule 2.10 Announcement
16/11/07	Block Listing Interim Review
16/11/07	Statement re Resolution plc
28/11/07	Directorate Change
29/11/07	Director/PDMR Shareholding
30/11/07	Total Voting Rights
06/12/07	Director/PDMR Shareholding
21/12/07	Director/PDMR Shareholding
31/12/07	Total Voting Rights
31/12/07	Increase in Indian JV Stake
02/01/08	Director/PDMR Shareholding
30/01/08	Directorate Change
30/01/08	New Business Results
30/01/08	Director/PDMR Shareholding
31/01/08	Total Voting Rights
31/01/08	Block Listing Interim Review
14/02/08	Annuity Liability Reinsurance
28/02/08	Director/PDMR Shareholding
29/02/08	Total Voting Rights
12/03/08	Preliminary Results 2007
14/03/08	Director/PDMR Shareholding (Replaced)
14/03/08	Director/PDMR Shareholding
17/03/08	Director/PDMR Shareholding (Replacement)
18/03/08	Additional Listing
26/03/08	Director/PDMR Shareholding
28/03/08	Director/PDMR Shareholding
31/03/08	Total Voting Rights
21/04/08	Director/PDMR Shareholding
22/04/08	Annual Report and Accounts
30/04/08	Interim Management Statement/Q1 New Business Results
30/04/08	Total Voting Rights
30/04/08	Director/PDMR Shareholding
02/05/08	Director/PDMR Shareholding
19/05/08	Results of AGM
22/05/08	Presentation to Analysts and Investors
30/05/08	Total Voting Rights
30/05/08	Director/PDMR Shareholding

Documents filed with the Registrar of Companies

The following documents have been filed with the Registrar of Companies during the period. Copies can be obtained from Companies House Contact Centre, Crown Way, Maindy, Cardiff CF14 3UZ or enquiries@companies-house.gov.uk or, if you are a registered user, via Companies House Direct at http://www.direct.companieshouse.gov.uk/

Date of Filing	Document	Description
06/09/07	Form 88(2)	Return of Allotment of Shares
28/09/07	Form 88(2)	Return of Allotment of Shares
12/10/07	Form 288c	Change of Directors Particulars
31/10/07	Form 88(2)	Return of Allotment of Shares
22/11/07	Form 88(2)	Return of Allotment of Shares
31/12/07	Form 88(2)	Return of Allotment of Shares
03/01/08	Form 288a	Appointment of Director
01/02/08	Form 288b	Resignation of Director
01/02/08	Form 88(2)	Return of Allotment of Shares
04/03/08	Form 88(2)	Return of Allotment of Shares
02/04/08	Form 88(2)	Return of Allotment of Shares
11/04/08	Form 88(2)	Annual Accounts for year ended 31/12/07
11/04/08	Form 88(2)	Return of Allotment of Shares
23/05/08	Form 88(2)	Return of Allotment of Shares
29/05/08	Form 288b	Resignation of Director

Documents Published and Sent to Shareholders

The Company has published and sent to shareholders the following documents during the period:

Date	Document
04/04/08	AGM Guide (including Notice of Meeting)
04/04/08	Annual Report and Accounts to 31/12/07
04/04/08	Voting Form
04/04/08	Shareholder News

Documents Submitted to the Financial Services Authority

The Company has submitted the following documents to the Financial Services Authority during the period. These documents are available for viewing at the Financial Services Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Date	Document
22/04/08	AGM Guide (including Notice of Meeting)
22/04/08	Annual Report and Accounts to 31/12/07
22/04/08	Example of Voting Form for Certificated Shareholders
22/04/08	Example of Voting Form for Shareholders in the Standard Life Share Account
22/04/08	Shareholder News
22/04/08	Articles of Association

The AGM Guide, Annual Report and Accounts, and Shareholder News are also available in the Shareholder Services section of the Company's website at http://ukgroup.standardlife.com/html/investors/shareholder_services.html

A copy of this Update and all documents referred to in it can be obtained on request from the Company's Registered Office at Standard Life House, 30 Lothian Road, Edinburgh EH12DH

Kenneth Gilmour
Assistant Group Company Secretary
2 June 2008

Standard Life plc

Notification of Interests of Executive Directors and Other Persons Discharging Managerial Responsibilities ("PDMRs")

Standard Life plc has today been advised by Computershare Investor Services plc that the under-mentioned executive directors and other PDMRs acquired the following interests in ordinary shares as a result of participation in the Dividend Reinvestment Plan and the Standard Life Share Plan:

	Certificated	SLSA	SLSP	Price and Place of Transaction
Executive Directors				
Alexander Maxwell Crombie			3	£2.56 - UK
David Thomas Nish			21	£2.56 - UK
Norman Keith Skeoch			32	£2.56 - UK
Other PDMRs				
Marcia Dominic Campbell Connected Persons *	1457	547 503	38	£2.56 - UK
Nathan Parnaby			38	£2.56 - UK

* Raymond Peter Campbell - 71
Max Campbell - 216
Francesca Campbell - 216

Certificated shares are held in the individual's own name. SLSA (Standard Life Share Account) shares are held in the name of Computershare Nominees Limited. SLSP (Standard Life Share Plan) shares are held in the name of Computershare Trustees Limited.

SLSP shares were acquired on 5 June 2008 and Certificated and SLSA shares were acquired on 10 June 2008.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

10 June 2008

Enquiries:

Julie Durie, Group Secretariat, 0131 245 6772
Barry Cameron, Media Relations, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 17th June 2008

Name of *applicant*:		Standard Life plc		
Name of scheme:		The Standard Life Share Plan		
Period of return:	From:	16/11/07	To:	17/06/08
Balance of unallotted securities under scheme(s) from previous return:		495,844		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		329,208		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		166,636		

Name of contact:	Julie Durie
Telephone number of contact:	0131 245 6772

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,177,491,877 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,177,491,877.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

30 June 2008

Enquiries:

Julie Durie, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Barry Cameron, Media Relations 0131 245 6165

END

END